TransCrypts

Documents

Find Document				Q					

#	DOCUMENT NAME	TYPE	FROM	TO	TIME			
1	Bachelors Of Art - Psychology Diploma	PDF	Stanford University	Adam S.	Tue June 16 2020 9:41	View	Cancel	Summary
	ncome Verifcation For January	PDF	Uber	Adam S.	Mon Feb 1 2021 7:52	View	Cancel	Summary
	ployment Verification For January	PDF	Uber	Adam S.	Mon Feb 1 2021 7:51	View	Cancel	Summary
	er of Recommendation for Adam	PDF	Gus Barton	Adam S.	Thu Mar 18 2021 21:26	View	Cancel	Summary

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Zain Z. · 2nd
Founder & CEO @ TransCrypts
Talks about #nft, #ipfs, #tech, #startups, and #blockchain
Newark, California, United States · **Contact info**

3,428 followers · **500+** connections

TransCrypts

San Jose State University

Experience

Founder & Chief Executive Officer
TransCrypts · Full-time
Feb 2020 – Present · 1 yr 11 mos
San Francisco Bay Area

Investment Banking Summer Analyst
JPMorgan Chase & Co. · Internship
May 2018 – Sep 2019 · 1 yr 5 mos

Education

San Jose State University
Bachelor of Science - BS, Electrical and Electronics Engineering
2018 – 2020

University of California, San Diego - Jacobs School of Engineering
2017 – 2018

Volunteer experience

Volunteer
SHIA ASSOCIATION OF BAY AREA
Jan 2015 – Present · 7 yrs
Human Rights